UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EASTSIDE DISTILLING, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

27780 21 04
(CUSIP Number)

Grover T. Wickersham 430 Cambridge Avenue, Suite 100 Palo Alto, CA 94306
(650) 323-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 2 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Grover T. Wickersham (the "Reporting Person")

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF and OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 26,545,778(1)(2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 26,545,778(1)(2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,545,778(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.3%(3)

14.	Type of Reporting Person (See Instructions) IN
(See footnotes on following page.)

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 3 of 10

_______________
(1)

This Amendment No. 1 to Schedule 13D (this "Statement") reports the deemed beneficial ownership of shares of the common stock (the "Common Stock") of Eastside Distilling, Inc. by Grover T. Wickersham (the "Reporting Person") as of July 15, 2016. The Reporting Person directly owns 2,000,000 shares of Common Stock and 2,000,000 shares of common stock purchase warrants (the "Warrants"), and his Roth IRA holds an additional 195,088 shares of Common Stock. In addition, the Reporting Person serves as the trustee of the Lindsay Anne Wickersham 1999 Irrevocable Trust (the "Irrevocable Trust"), the Grover T. Wickersham Employees' Profit Sharing Plan (the "PSP") and an education trust established for the benefit of an unrelated minor child (the "Education Trust"). The Reporting person also is a joint trustee and beneficiary of the Grover T. and Jill Z. Wickersham 2000 Charitable Remainder Trust (the "CRUT"). The Irrevocable Trust owns 4,418,000 shares of Common Stock and 4,000,000 Warrants, the PSP owns 5,843,099 shares of Common Stock and 6,700,000 Warrants, the Education Trust owns 2,381,263 shares of Common Stock and 1,000,000 Warrants and the CRUT owns 373,328 shares of Common Stock and 500,000 Warrants. (See Footnotes (2) and (3) below). Because the Reporting Person exercises voting and dispositive power over the Common Stock owned by the Irrevocable Trust, the PSP, the Education Trust and the CRUT, he may be deemed to be the beneficial owner of the securities owned by such entities pursuant to Rule 13d-3(a) promulgated under the Act. He disclaims beneficial ownership of all of the securities owned by the Irrevocable Trust and the Education Trust and all of the securities owned by the PSP and CRUT, except to the extent of his vested interest in the PSP and the CRUT.

(2)

Includes 11,335,000 shares of Common Stock issuable upon exercise of Warrants out of an aggregate total of 14,200,000 Warrants that have been issued to the Reporting Person, the PSP, the Irrevocable Trust, the Education Trust and the CRUT. The Warrants contain a blocker that prohibits the holder from exercising the Warrants if such exercise will result in the beneficial ownership by the holder of more than 9.99% of the Issuer's outstanding shares. Once the holder's beneficial ownership percentage, calculated in accordance with Rule 13d-3(d)(1)(i) reaches 9.99%, the Warrants are not exercisable until such time as the holder's beneficial ownership percentage falls below 9.99%. The terms of the blocker may only be amended by written consent of both the Issuer and the holder. As of July 15, 2016, all of the Warrants directly owned by the Reporting Person, the Irrevocable Trust, the Education Trust and the CRUT are fully exercisable. However, because the PSP owns 5,843,099 shares of Common Stock as of July 15, 2016, only 3,835,000 of its 5,000,000 Warrants are exercisable until such time as its beneficial ownership percentage falls below 9.99%.

(3)

Calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Act. Based on 93,503,452 shares of the Issuer's Common Stock outstanding on July 15, 2016, as provided by the Issuer, plus 11,335,000 shares of Common Stock issuable upon currently exercisable Warrants.

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 4 of 10

Item 1. Security and Issuer

This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Eastside Distilling, Inc., a Nevada corporation ("ESDI" or the "Issuer"). The principal executive offices of ESDI are located at 1805 SE Martin Luther King Jr. Boulevard, Portland, OR 97214.

Item 2. Identity and Background

  This Statement is being filed on behalf of Grover T. Wickersham, an individual (the "Reporting Person"). The securities reported as beneficially owned by the Reporting Person include securities owned by him directly, as well as securities held in his Roth IRA, the PSP, the Irrevocable Trust, the Education Trust and the CRUT. The Reporting Person has the right to direct the voting and disposition of the shares of Common Stock held by his Roth IRA. The Education Trust, for which the Reporting Person serves as trustee, is an education trust created for the benefit of a minor child unrelated to the Reporting Person. He also serves as the trustee of the PSP and a joint trustee of the CRUT. In his capacity as trustee, he has the right to direct the voting and disposition of the securities owned by the PSP, the Irrevocable Trust, the Education Trust and the CRUT. The Reporting Person disclaims beneficial ownership of the securities owned by the Irrevocable Trust and the Education Trust, as well as the securities owned by the PSP and the CRUT except, in the case of the PSP and the CRUT, to the extent of his vested interest therein.

  The principal business address of the Reporting Person is 430 Cambridge Avenue, Suite 100, Palo Alto, CA 94306.

  The principal business of the Reporting Person is that of a private investor in private and public companies.

  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  The Reporting person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other

A. Within the 60-day period preceding July 15, 2016, the PSP entered into the following transactions:

Date	Number of Shares	Price	Nature of Transaction

May 9, 2016	115,000	$10,450	Open Market
May 11, 2016	150,000	10,867	Open Market
May 12, 2016	135,000	10,649	Open Market
May 23, 2016	132,000	9,971	Open Market
May 27, 2016	48,000	3,312	Open Market
June 2, 2016	113,099	6,206	Open Market
June 10, 2016	150,000	8,162	Open Market

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 5 of 10

As indicated in the table above, within the past 60 days, the PSP purchased an aggregate of 843,099 shares of the Issuer's Common Stock in the open market for an aggregate purchase price of $59,617.

On June 9, 2016, pursuant to a Subscription Agreement executed by the PSP and the Issuer, the PSP purchased in a private placement an aggregate of 5,000,000 units, each unit consisting of one share of Common Stock and one Common Stock purchase warrant (the "Warrants, and collectively with the Common Stock, the "Units") at a purchase price of $0.05 per Unit, for a total purchase price of $250,000. The Warrants contain a blocker that prohibits the holder from exercising the Warrants if such exercise will result in the beneficial ownership by the holder of more than 9.99% of the Issuer's outstanding shares of Common Stock (the "Blocker"). The terms of the Blocker may only be amended by written consent of both the Issuer and the holder. Subject to the Blocker, the Warrants are exercisable at $0.10 per share until the expiration date on the third anniversary of issuance.

On June 30, 2016, the PSP participated in a $350,000 8% promissory note offering ("Promissory Notes") by the Issuer and purchased a $50,000 Promissory Note that included a Warrant to acquire 500,000 shares of Common Stock. On July 11, 2016, the PSP purchased an additional $120,000 of Promissory Notes from the Issuer and received a Warrant to acquire 1,200,000 shares of Common Stock. The Warrants contain a blocker identical to the Blocker referred to in the paragraph above. The terms of the Blocker may only be amended by written consent of both the Issuer and the holder. Subject to the Blocker, the Warrants are exercisable at $0.10 per share until the expiration date on the third anniversary of issuance.

The source of funds for the acquisition of the shares of Common Stock in the open market, purchase of the Units in the private placement and the Promissory Notes was from funds held by the PSP.

B. Within the 60-day period preceding July 15, 2016, the Education Trust entered into the following transactions:

Date	Number of Shares	Price	Nature of Transaction

May 9, 2016	25,000	$1,850	Open Market
May 19, 2016	44,000	3,531	Open Market
May 24, 2016	98,500	7,364	Open Market
May 25, 2016	41,200	3,049	Open Market
June 1, 2016	606,901	32,895	Open Market
June 3, 2016	419,948	23,434	Open Market
June 6, 2016	145,014	7,889	Open Market

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 6 of 10

As indicated in the table above, within the past 60 days, the Education Trust purchased an aggregate of 1,381,263 shares of the Issuer's Common Stock in the open market for an aggregate purchase price of $80,012. The source of funds for the acquisition of the shares was funds held by the Education Trust.

On June 22, 2016, pursuant to a Subscription Agreement executed by the Education Trust and the Issuer, the Education Trust purchased in a private placement 1,000,000 Units of Common Stock and one Warrant at a purchase price of $0.05 per Unit, each Unit consisting of one share of Common Stock and one Warrant, for a total purchase price of $50,000. The Warrants contain a blocker identical to the Blocker described in paragraph A above. The terms of the Blocker may only be amended by written consent of both the Issuer and the holder. Subject to the Blocker, the Warrants are exercisable at $0.10 per share until the expiration date on the third anniversary of issuance.

The source of funds for the acquisition of the Units was funds held by the Education Trust.

C. Within the 60-day period preceding July 15, 2016, the Irrevocable Trust entered into the following transactions:

Date	Number of Shares	Price	Nature of Transaction

June 10, 2016	300,000	$18,323	Open Market
June 13, 2016	43,000	2,322	Open Market
June 14, 2016	95,000	5,335	Open Market

As indicated in the table above, within the past 60 days, the Irrevocable Trust purchased an aggregate of 438,000 shares of the Issuer's Common Stock in the open market for an aggregate purchase price of $23,979. On June 22, 2016, the Reporting Person in his capacity as trustee of the Irrevocable Trust authorized the transfer of 20,000 shares to an unrelated third party.

On June 22, 2016, pursuant to a Subscription Agreement executed by the Irrevocable Trust and the Issuer, the Irrevocable Trust purchased in a private placement 4,000,000 Units of Common Stock and one Warrant at a purchase price of $0.05 per Unit, each Unit consisting of one share of Common Stock and one Warrant, for a total purchase price of $200,000. The Warrants contain a blocker identical to the Blocker described in paragraph A above. The terms of the Blocker may only be amended by written consent of both the Issuer and the holder. Subject to the Blocker, the Warrants are exercisable at $0.10 per share until the expiration date on the third anniversary of issuance.

The source of funds for the acquisition of the shares of Common Stock in the open market and the purchase of the Units in the private placement was from funds held by the Irrevocable Trust.

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 7 of 10

D. Within the 60-day period preceding July 15, 2016, the CRUT entered into the following transactions:

Date	Number of Shares	Price	Nature of Transaction

June 29, 2016	50,000	$5,302	Open Market
June 30, 2016	60,000	6,390	Open Market
July 1, 2016	79,067	8,631	Open Market
July 5, 2016	129,416	13,984	Open Market
July 6, 2016	54,845	5,724	Open Market

As indicated in the table above, within the past 60 days, the CRUT purchased an aggregate of 373,328 shares of the Issuer's Common Stock in the open market for an aggregate purchase price of $40,031.

On June 30, 2016, the CRUT participated in the Promissory Note offering by the Issuer and purchased a $50,000 Promissory Note which included a Warrant to acquire 500,000 shares of Common Stock. The Warrants contain a blocker identical to the Blocker described in paragraph A above. The terms of the Blocker may only be amended by written consent of both the Issuer and the holder. Subject to the Blocker, the Warrants are exercisable at $0.10 per share until the expiration date on the third anniversary of issuance.

The source of funds for the acquisition of the shares of Common Stock in the open market and the purchase of the Promissory Notes was from funds held by the Irrevocable Trust.

E. On May 25, 2016, the Reporting Person's Roth IRA purchased 195,088 shares of the Issuer's Common Stock in the open market for an aggregate purchase price of $15,479. The source of funds for the acquisition of the shares was funds held by the Reporting Person's Roth IRA.

On June 22, 2016, pursuant to a Subscription Agreement executed by the Reporting Person and the Issuer, the Reporting Person directly purchased in a private placement an aggregate of 2,000,000 Units at a purchase price of $0.05 per Unit, each Unit consisting of one share of Common Stock and one Warrant, for a total purchase price of $100,000. The Warrants contain a blocker identical to the Blocker described in paragraph A above. The terms of the Blocker may only be amended by written consent of both the Issuer and the holder. Subject to the Blocker, the Warrants are exercisable at $0.10 per share until the expiration date on the third anniversary of issuance.

The source of funds for purchase of the Units in the private placement was personal funds of the Reporting Person.

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 8 of 10

Item 4. Purpose of the Transaction

The response set forth in Item 3 hereof is incorporated by reference in its entirety.

Each of the Reporting Person directly, the PSP, the Irrevocable Trust, the Education Trust, the CRUT and the Roth IRA acquired the shares of Common Stock in the ordinary course of business because of the belief that the shares of Common Stock represented an attractive investment. The investment was not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Issuer.

Subject to the limitations imposed by applicable federal and state securities laws, the Reporting Person from time to time may decide to increase or decrease the investment in the Issuer through purchases or sales of shares of Common Stock or other capital stock of the Issuer in open market or private transactions or otherwise. The timing and amount of any such increase or decrease may depend upon the price and availability of shares of the Issuer's capital stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Person, the PSP, Irrevocable Trust, the Education Trust, the CRUT and the Reporting Person's Roth IRA, general stock market and economic conditions, liquidity requirements, respectively, of the each of these persons.

The Reporting Person may engage in discussions with management, the Board of Directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.

On July 14, 2016, the Reporting Person met with management of the Company and requested that the number of directors on the board of directors be increased and that he be nominated and placed on the board. Management advised the Reporting Person that they would consider his request for a board seat. As of July 18, 2016 no action has been taken by the Company with respect to the Reporting Person's request.

Except as set forth herein, the Reporting Person does not have any plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of this Statement.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person is the direct owner of 2,000,000 shares of the Issuer's Common Stock and is the beneficiary of a Roth IRA that owns 195,088 shares. He also serves as the trustee of the PSP, Education Trust, Irrevocable Trust and CRUT that collectively own 13,015,690 shares of Common Stock. The Reporting Person's Common Stock shareholdings combined with those of the four trusts in which he serves as trustee total 15,210,778, representing approximately 16.27% of the outstanding shares of the Issuer's Common Stock on July 15, 2016. The Reporting Person and the four trusts also hold 14,200,000 Warrants of which 11,335,000 are presently exercisable. The Warrants contain a Blocker that prohibits the holder from exercising the Warrants if such exercise will result in the beneficial ownership by the holder of more than 9.99% of the Issuer's outstanding shares of Common Stock. Because of this limitation, 3,335,000 of the 6,700,000 Warrants held by the PSP are presently exercisable. Total Common Stock and exercisable Warrant holdings of the Reporting Person and the four trusts is 26,545,778 or 25.3%. The ownership percentages set forth above is based on 93,503,452 shares of Common Stock outstanding on July 15, 2016, which total was provided to the Reporting Person by the Issuer, plus 11,335,000 shares issuable upon currently exercisable Warrants. The Reporting Person disclaims beneficial ownership of all of the securities owned by the four trusts other than his vested share of his interest in the PSP and CRUT.

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 9 of 10

(b) The securities reported on this Statement are included solely to present the deemed direct and indirect beneficial ownership of Grover T. Wickersham, the Reporting Person in accordance with Rule 13d-3 promulgated under the Act. Because of his relationship as trustee of the PSP, Education Trust, Irrevocable Trust and CRUT and being the owner of his self-directed Roth IRA, the Reporting Person may be deemed to have the following voting and dispositive control as of July 15, 2016:

1. Sole Voting Power: 26,545,778 (1)(2)

2. Shared Voting Power: 0

3. Sole Dispositive Power: 26,545,778 (1)(2)

4. Shared Dispositive Power: 0

5. Percent of Class: 25.3% (3)

___________

(1) Includes 11,335,000 shares of common stock issuable upon exercise of Warrants. However, the warrants contain a blocker that prohibits the holder from exercising the Warrants if such exercise will result in the beneficial ownership by the holder of more than 9.99% of the Issuer's outstanding shares. Once the holder's beneficial ownership percentage, calculated in accordance with Rule 13d-3(d)(1)(i), reaches 9.99%, the Warrants are not exercisable until such time as the holder's beneficial ownership percentage falls below 9.99%. Because the PSP owns 5,893,099 shares of the Issuer's common stock on July 15, 2016, up to 3,335,000 of its 6,700,000 Warrants are exercisable until such time as its beneficial ownership percentage falls below 9.99%. The terms of the Blocker may only be amended by written consent of both the Issuer and the holder.

(2) Because the Reporting Person exercises voting and dispositive power over the shares owned by the PSP and the Trust, he may be deemed to be the beneficial owner of the securities owned by such entities pursuant to Rule 13d-3(a) promulgated under the Securities Exchange Act of 1934, as amended. He disclaims beneficial ownership of all of the securities owned by the Trust and all of the securities owned by the PSP except to the extent of his vested interest in the PSP.

(3) Calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Act. Based on 93,503,452 shares of the Issuer's Common Stock outstanding on July 15, 2016, as provided by the Issuer, plus 11,335,000 shares of Common Stock issuable upon currently exercisable Warrants.

(c) Other than the transactions described in Item 3, the Reporting Person has not effected or caused to be effected any transaction involving the Issuer's Common Stock during the last 60 days.

(d) No person (other than the Reporting Person, PSP, Education Trust, Irrevocable Trust and CRUR) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2016

/s/ Grover T. Wickersham